[WAFERGEN LETTERHEAD]

August 22, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:	Russell Mancuso Gabriel Eckstein Kevin Vaughn Tara Harkins

Re:	WaferGen Bio-systems, Inc. Registration Statement on Form S-1 Filed July 12, 2011 File No. 333-175507

Dear Mr. Mancuso:

We have received your letter dated August 8, 2011 commenting on the registration statement on Form S-1 (File No. 333-175507) (the “Registration Statement”) filed by WaferGen Bio-systems, Inc. (the “Company”).  We are currently in the process of compiling a response to your letter and respectfully request an extension to fully address the Staff’s comments. We expect to respond to you by September 5, 2011.

Very truly yours,
/s/ Don Huffman
Don Huffman Chief Financial Officer WaferGen Bio-systems, Inc.

cc:            John M. Rafferty, Esq.
(Morrison & Foerster LLP)